UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Juno Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

48205A109

(CUSIP Number)

Robert J. Hugin

Chairman of the Board

and Chief Executive Officer

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 48205A109

1	Name of reporting person: CELGENE RIVOT LTD.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Bermuda

Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 9,137,672
	9	Sole dispositive power -0-
	10	Shared dispositive power 9,137,672

11	Aggregate amount beneficially owned by each reporting person 9,137,672
12	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
13	Percent of class represented by amount in Row (9) 9.1% (1)
14	Type of reporting person* OO

(1)	The percentage ownership interest is determined based on 100,514,392 shares of Common Stock outstanding as of June 29, 2015, which includes (i) 91,376,720 shares of Common Stock outstanding as of June 26, 2015, as reported by Juno Therapeutics, Inc. to Celgene and (ii) 9,137,672 shares of Common Stock to be issued by Juno Therapeutics, Inc. to Celgene under the Share Purchase Agreement described in this Schedule 13D.

CUSIP No. 48205A109

1	Name of reporting person: CELGENE CORPORATION
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, U.S.A.

Number of shares beneficially owned by each reporting person with	7	Sole voting power -0-
	8	Shared voting power 9,137,672
	9	Sole dispositive power -0-
	10	Shared dispositive power 9,137,672

11	Aggregate amount beneficially owned by each reporting person 9,137,672
12	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
13	Percent of class represented by amount in Row (9) 9.1% (1)
14	Type of reporting person* CO

(1)	The percentage ownership interest is determined based on 100,514,392 shares of Common Stock outstanding as of June 29, 2015, which includes (i) 91,376,720 shares of Common Stock outstanding as of June 26, 2015, as reported by Juno Therapeutics, Inc. to Celgene and (ii) 9,137,672 shares of Common Stock to be issued by Juno Therapeutics, Inc. to Celgene under the Share Purchase Agreement described in this Schedule 13D.

SCHEDULE 13D

Juno Therapeutics, Inc.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (“Common Stock”), of Juno Therapeutics, Inc., a Delaware corporation (“Juno”). The principal business address of Juno is 307 Westlake Avenue North, Suite 300, Seattle, Washington 98109.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by the following persons (collectively, “Reporting Persons” or “Celgene”):

Reporting Person	Principal Business	Address Principal Business/Office

Celgene RIVOT Ltd., a Bermuda exempted company (“RIVOT”)	To make and hold investments on behalf of Celgene Corp.	Aon House 30 Woodbourne Ave Pembroke, HM 08 Bermuda

Celgene Corporation, a Delaware corporation (“Celgene Corp.”)	To discover, develop and commercialize innovative therapies designed to treat cancer and immune-inflammatory related diseases	86 Morris Avenue Summit, New Jersey 07901

RIVOT is the purchaser of 9,137,672 shares of Common Stock. The sole member of RIVOT is Celgene International II Sàrl, which is a wholly owned subsidiary of Celgene Corp. Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of the Reporting Person’s directors and executive officers (or the equivalent thereof for a Bermuda exempted company).

During the past five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth or incorporated in Items 4 and 6 hereof are incorporated herein by reference.

The shares of Common Stock of Juno beneficially owned by the Reporting Persons were acquired with working capital of Celgene set aside for the general purpose of investing.

Item 4.	Purpose of Transaction.

The information set forth or incorporated in Items 3 and 6 hereof are incorporated herein by reference.

Share Purchase Agreement

On June 29, 2015, Celgene entered into a Share Purchase Agreement (the “Purchase Agreement”) with Juno. Pursuant to the Purchase Agreement, Celgene agreed to purchase 9,137,672 shares of Common Stock from Juno at an aggregate cash price of approximately $849.8 million, or $93.00 per share of Common Stock, at an initial closing (the “Initial Closing”).

First Period Top-Up Rights

After the Initial Closing and until June 29, 2020, Celgene has the annual right, following the filing of each Annual Report on Form 10-K filed by Juno, to purchase additional shares of Common Stock from Juno at a market average price, allowing it to “top up” to an ownership interest equal to 10% of the then-outstanding shares of Common Stock (after giving effect to such purchase), subject to adjustment downward in certain circumstances. If Celgene does not exercise its top-up right in full in any given year, then the percentage of ownership targeted for a top-up stock purchase for the next year will be reduced to Celgene’s percentage ownership at the time of such non-exercise or partial exercise (after giving effect to the issuance of shares in any partial exercise).

First Acquisition Right

During the period beginning on June 29, 2019 and ending on June 28, 2020, subject to Celgene opting into a certain number of Juno programs under the Collaboration Agreement (as defined below), Celgene will have the right (the “First Acquisition Right”) to purchase up to 19.99% of the then-outstanding shares of Common Stock (after giving effect to such purchase) at the closing price of Common Stock on the principal trading market (currently The NASDAQ Global Select Market) on the date of exercise, plus a premium on all shares in excess of the number of shares for which Celgene would then be able to purchase if it then had a top-up right as described in the preceding paragraph.

Second Period Top-Up Rights

After the closing of the purchase of shares upon the exercise of the First Acquisition Right until the SAR Termination Date (as defined below), in the event that Celgene has been diluted after exercising the First Acquisition Right, Juno will, following the filing of each Annual Report on Form 10-K filed by Juno, offer Celgene the right to purchase additional shares of Common Stock from Juno at 105% of market average price, allowing Celgene to “top up” to an ownership interest (after giving effect to such purchase) equal to the percentage ownership of shares that Celgene obtained upon exercise of the First Acquisition Right, subject to adjustment downward in certain circumstances. If Celgene does not exercise its top-up right in full in any year in which it is offered such right by Juno, then the percentage of ownership targeted for a top-up stock purchase for the next year it is offered such top-up right will be reduced to Celgene’s percentage ownership at the time of such non-exercise or partial exercise (after giving effect to the issuance of shares in any partial exercise). The “SAR Termination Date” is the later of (a) June 29, 2025, and (b) the earlier of (x) the date that is 6 months following the date that the conditions to the exercise of the Second Acquisition Right (as defined below) are satisfied and (y) December 29, 2025.

Second Acquisition Right

During the period beginning on June 29, 2024 and ending on the SAR Termination Date, subject to each of Celgene and Juno opting into a certain number of programs under the Collaboration Agreement, and provided that Celgene exercised the First Acquisition Right so as to obtain a percentage ownership of more than 17% of the then-outstanding shares Common Stock (after giving effect to such purchase), Celgene will have the right (the “Second Acquisition Right”) to purchase up to 30% of the then-outstanding shares Common Stock (after giving effect to such purchase) at the closing price of Common Stock on the principal trading market on the date of exercise, plus a premium on all shares in excess of the number of shares for which Celgene would then be able to purchase if it then had a top-up right as described in the preceding paragraph.

Final Top-Up Rights

Following the closing of the purchase of shares upon the exercise of the Second Acquisition Right and until the Collaboration Agreement expires or is terminated, Celgene would have the annual right, in the event that Celgene has been diluted after exercising the Second Acquisition Right, following the filing of each Annual Report on Form 10-K filed by Juno, to purchase additional shares of Common Stock from Juno at a price equal to 105% of market average price, allowing it to “top up” to the percentage ownership it had attained upon exercising the Second Acquisition Right, less 250 basis points, subject to adjustment downward in certain circumstances. If Celgene does not exercise its top-up right in full in any given year, then the percentage of ownership targeted for a top-up stock purchase for the next year will be reduced to Celgene’s percentage ownership at the time of such non-exercise or partial exercise (after giving effect to the issuance of shares in any partial exercise).

These rights and the other described top-up rights, as well as the First Acquisition Right and Second Acquisition Right, may be limited or eliminated in certain circumstances when and if Celgene disposes of any of its shares of Common Stock.

Conditions to Closing; Stockholder Approval; Termination

The Initial Closing, and future closings of top-up rights, the First Acquisition Right, and the Second Acquisition Right, are subject to customary closing conditions, including termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Prior to the Initial Closing, either party can terminate the Purchase Agreement (i) for uncured material breach of the Purchase Agreement by the other that would cause the closing conditions not to be satisfied for the Initial Closing, or (ii) if the Initial Closing has not occurred by December 31, 2015, unless such party’s willful breach is the primary reason for the Initial Closing not occurring by such date. Juno also has the ability to terminate Celgene’s future purchase rights under the Purchase Agreement in the event that Celgene breaches certain of its obligations under the Voting and Standstill Agreement (described below), Celgene undergoes a change in control, or the Collaboration Agreement terminates or expires.

The Purchase Agreement limits the aggregate number of shares that may be issued thereunder to 19.99% of Common Stock outstanding immediately prior to the entry into the Purchase Agreement, unless stockholder approval is obtained for additional issuances of Juno stock in accordance with NASDAQ rules. Juno has agreed to submit the additional equity issuances for approval by its stockholders at Juno’s 2016 annual meeting of stockholders.

Voting and Standstill Agreement

In connection with the Purchase Agreement, on June 29, 2015, Celgene entered into a Voting and Standstill Agreement (the “Voting and Standstill Agreement”) with Juno. Pursuant to the Voting and Standstill Agreement, until the later of the fifth anniversary of the date of the Voting and Standstill Agreement and the expiration or earlier termination of the Collaboration Agreement, Celgene will be bound by certain “standstill” provisions which generally will prevent it from purchasing outstanding shares of Common Stock or Common Stock equivalents, making a tender offer or encouraging or supporting a third party tender offer, calling a meeting of Juno’s stockholders, nominating a director whose nomination has not been approved by Juno’s board of directors (the “Board of Directors”), soliciting proxies in opposition to the recommendation of the Board of Directors, depositing shares of Common Stock in a voting trust, assisting a third party in taking such actions, entering into discussions with a third party as to such actions, or requesting or proposing in writing to the Board of Directors or any member thereof that Juno amend or waive any of these limitations. Celgene has also agreed not to dispose of any shares of Common Stock beneficially owned by it during certain specified lock-up periods, other than under certain exceptions. Following the expiration of such lock-up periods, Celgene may sell shares subject to certain manner of sale and volume limitations, as well as restrictions on sales to persons defined as “competitors.” Celgene has agreed generally to vote its shares in accordance with the recommendations of the majority of Juno’s Board of Directors.

Juno has agreed to give Celgene certain designation rights to the Board of Directors until at least June 29, 2020, and thereafter for as long as Celgene and its affiliates beneficially own at least 7.5% of the voting power of Juno’s outstanding shares. Following the Initial Closing, Juno has agreed to initially appoint Dr. Thomas O. Daniel, President of Celgene Research and Early Development, as a Class III director on the Board of Directors, and to nominate Dr. Daniel for election and reelection to such position, provided in each case that Dr. Daniel is reasonably acceptable to the nominating and governance committee of the Board of Directors. Celgene may designate another nominee to replace Dr. Daniel upon Dr. Daniel’s departure from the Board of Directors or as a replacement nominee for election at a meeting of stockholders at which such position is up for election. Except for the first such subsequent designee, any such subsequent designee may not be an employee or officer of Celgene, must be independent under NASDAQ rules, and must be reasonably acceptable to the nominating and governance committee of the Board of Directors. The first subsequent designee may be an “officer” of Celgene Corporation for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), within the meaning of Rule 16a-1(f) thereunder, provided that such designee is reasonably acceptable to the nominating and governance committee of the Board of Directors.

The rights and restrictions applicable to Celgene under the Voting and Standstill Agreement are subject to termination upon the occurrence of certain events, including certain events involving a change of control, or potential change of control, of Juno.

Registration Rights Agreement

In connection with the Purchase Agreement, on June 29, 2015, Celgene also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Juno. Pursuant to the Registration Rights Agreement, if and as Celgene is permitted to sell shares under the Voting and Standstill Agreement, Juno has agreed to, upon the written request of Celgene, prepare and file with the Securities and Exchange Commission a registration statement on Form S-3 for purposes of registering the resale of the shares specified in Celgene’s written request or, if Juno is not at such time eligible for the use of Form S-3, use its commercially reasonable efforts to prepare and file a registration statement on a Form S-1 or alternative form that permits the resale of the shares. Juno has also agreed, among other things, to indemnify Celgene under the registration statement from certain liabilities and to pay all fees and expenses (excluding any legal fees of the selling holder(s) above $10,000 per registration statement, and any underwriting discounts and selling commissions) incident to the Juno’s obligations under the Registration Rights Agreement.

Concurrently with the execution of the Share Purchase Agreement, Celgene entered into a Master Research and Collaboration Agreement (“Collaboration Agreement”) with Juno, pursuant to which Celgene and Juno will research, develop and commercialize novel cellular therapy product candidates and other immuno-oncology and immunology therapeutics.

Celgene acquired the shares of Common Stock reported on this Schedule 13D in furtherance of the purposes of the Collaboration Agreement.

Celgene intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of Juno, through open market purchases, privately negotiated transactions, amendments to its agreements with Juno, or otherwise, (b) to dispose of all or a portion of the securities of Juno owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations, and subject to the terms and conditions of each of the agreements between Celgene and Juno. Notwithstanding anything contained herein, Celgene specifically reserves the right to change its intention with respect to any or all of such matters, including its relationship with Juno. In reaching any decision as to its course of action (as well as to the specific elements thereof), Celgene currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: Juno’s business and prospects; other developments concerning Juno and its businesses generally; other business opportunities available to Celgene; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of Juno.

Except as set forth above, neither Celgene, nor, to the knowledge of Celgene, any of the persons listed on Schedule A hereto, has any present plans which relate to or would result in:

(a)	the acquisition by any person of additional securities of Juno, or the disposition of securities of Juno;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Juno or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of Juno or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of Juno, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

(e)	any material change in the present capitalization or dividend policy of Juno;

(f)	any other material change in Juno’s business or corporate structure;

(g)	changes in Juno’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Juno by any person;

(h)	causing a class of securities of Juno to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Juno becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a), (b) and (c) — The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof are incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Item 4 hereof is incorporated herein by reference in response to this Item 6.

It is expect that Dr. Daniel, if appointed to the Board of Directors of Juno, will upon such appointment enter into an indemnification agreement with Juno substantially in the form of the Indemnification Agreement.

Other than as described in Items 3, 4 and 5, this Item 6, and the agreements set forth as exhibits hereto, to Celgene’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Juno.

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1 –	Joint Filing Agreement
Exhibit 2# –	Share Purchase Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Juno on June 29, 2015)
Exhibit 3 –	Voting and Standstill Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Juno on June 29, 2015)
Exhibit 4 –	Registration Rights Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Juno on June 29, 2015)

#	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the Securities and Exchange Commission.

Exhibit 5 –	Form of Indemnification Agreement between Juno and its directors and officers (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-1 filed by Juno on November 17, 2014)

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CELGENE RIVOT LTD.

Date: July 8, 2015	By:	/s/ Catherine B. Elflein
Catherine B. Elflein
Director

CELGENE CORPORATION

Date: July 8, 2015	By:	/s/ Thomas M. Perone
Thomas M. Perone
Assistant Secretary

EXHIBIT INDEX

Exhibit	Description

1	Joint Filing Agreement

2#	Share Purchase Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Juno on June 29, 2015)

3	Voting and Standstill Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Juno on June 29, 2015)

4	Registration Rights Agreement, dated as of June 29, 2015, between Celgene and Juno (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Juno on June 29, 2015)

5	Form of Indemnification Agreement between Juno and its directors and officers (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-1 filed by Juno on November 17, 2014)

#	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the Securities and Exchange Commission.

SCHEDULE A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of the Reporting Persons

The name, business address and present principal occupation or employment of each of the directors and executive officers of the Reporting Persons are set forth below. The business address of each director and executive officer is c/o 86 Morris Avenue, Summit, New Jersey 07901. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

CELGENE CORPORATION — BOARD OF DIRECTORS

Name And Position	Present Principal Occupation Or Employment

Robert J. Hugin	Chairman of the Board and Chief Executive Officer of Celgene Corporation
Chairman of the Board and Chief Executive Officer

Richard W. Barker, D.Phil. Director (Citizen of the United Kingdom)	Director of the Centre for Accelerating Medical Innovations; Chairman of the Health Innovation Network of South London, UK; a member of the Board of iCO Therapeutics, Inc.; Chairman of Stem Cells for Safer Medicine; Chairman of International Health Partners

Michael W. Bonney	Formerly Chief Executive Officer and a director of Cubist Pharmaceuticals Inc.
Director

Michael D. Casey	Formerly Chairman, President, Chief Executive Officer and a director of Matrix Pharmaceutical, Inc.
Director

Carrie S. Cox	Chairman of the Board of Directors and Chief Executive Officer of Humacyte, Inc.
Director

Michael A. Friedman, M.D.	Emeritus Chief Executive Officer of City of Hope
Director

Gilla Kaplan, Ph.D.	Director of the Global Health Program, Tuberculosis, at the Bill and Melinda Gates Foundation
Director

James J. Loughlin	Formerly National Director of the Pharmaceuticals Practice at KPMG LLP
Director

Ernest Mario, Ph.D.	Chairman of the American Foundation for Pharmaceutical Education
Director

CELGENE CORPORATION — EXECUTIVE OFFICERS

Name	Title

Robert J. Hugin	Chairman of the Board and Chief Executive Officer

Peter N. Kellogg	Executive Vice President and Chief Financial Officer

Mark. J. Alles	President and Chief Operating Officer

Thomas O. Daniel, M.D.	President, Research and Early Development

Jacqualyn A. Fouse, Ph.D.	President Hematology and Oncology Executive Vice President, Chief Operations Officer

Perry A. Karsen	Chief Executive Officer of Celgene Cellular Therapeutics

Scott A. Smith	President, Inflammation & Immunology

Gerald Masoudi	Executive Vice President, General Counsel and Corporate Secretary

CELGENE RIVOT LTD.

Name And Position	Present Principal Occupation Or Employment

Catherine B. Elflein Director	Senior Director, Risk Management of Celgene Corporation

Kevin Mello Director (Citizen of Bermuda)	Associate Director, Treasury Operations of Celgene RIVOT

Kathleen Moniz Director (Citizen of Bermuda)	Associate, Conyers Dill & Pearman Limited

David W.P. Cooke Director (Citizen of Bermuda)	Director, Conyers Dill & Pearman Limited